SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC 20549-1004

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. __)*


                               Prime Bancorp, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    741914105
              ----------------------------------------------------
                                 (CUSIP Number)

                   Richard F. Ober, Jr., Esq., Summit Bancorp.
                       301 Carnegie Center, P.O. Box 2066,
                    Princeton, NJ 08543-2066 (609) 987-3430
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 18, 1999
              ----------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

CUSIP No. 741914105

1) Name of Reporting Person's S.S. or I.R.S. Identification Nos. of Above Person

                                    Summit Bancorp.
                                    IRS Identification No. 22-1903313

2) Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [  ]
         (b)      [  ]
                                       N/A

3) SEC Use Only


4) Source of Funds (See Instructions) N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ] N/A

6) Citizenship or Place of Organization
                                   New Jersey

Number of Shares Bene-          (7) Sole Voting Power
ficially Owned by Each                    1,194,198*
Reporting Per-                  (8) Shared Voting Power
son With                                       -0-
                                (9) Sole Dispositive Power
                                          1,194,198*
                                (10) Shared Dispositive Power
                                               -0-


11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                   1,194,198*


12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [   ]

                                       N/A


13) Percent of Class Represented by Amount in Row (11)

                                     9.9% *


14) Type of Reporting Person (See Instructions)

                                       CO

* Includes 1,087,498 shares which may be acquired upon the exercise of an option currently not exercisable within 60 days, as to which beneficial ownership is disclaimed.

Item 1. Security and Issuer.

     This Statement relates to the Common Stock, par value $1.00 per share, of Prime Bancorp, Inc. ("Prime" or "Issuer").

     The principal executive offices of Issuer are located at 7111 Valley Green Road, Fort Washington, Pennsylvania 19034.

Item 2. Identity and Background.

     Summit  Bancorp.   ("Summit"),  the  reporting  person,  is  a  corporation
organized under the laws of the State of New Jersey in 1970 and is registered as a bank holding company under the federal Bank Holding Company Act of 1956.

     The principal business of the reporting person is the ownership of commercial bank and non-bank, financial service subsidiaries.

     The address of the principal office of Summit Bancorp. is 301 Carnegie Center, P.O. Box 2066, Princeton, New Jersey 08543-2066.

     The name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director and executive officer follow:

                                    Position with Summit and
Name and Residence (R)              Principal Occupation if
Or Business Address (B)             Different from Summit

Mr. S. Rodgers Benjamin (B)         Director of Summit. Chairman (since 1992) and Chief
Chairman                            Executive  Officer  (since 1962) of Flemington  Fur Company
Flemington Fur Company              (retailer).
8 Spring Street
Flemington, NJ 08822

Mr. Robert L. Boyle        (R)      Director of Summit. Representative (since 1987) with the
7 Orchard Lane                      William H. Hintelmann Firm (realty and insurance).
Rumson, NJ  07760

Mr. James C. Brady (B)              Director of Summit. Managing General Partner (since 1987)
Partner                             of Mill House Associates, L.P. (real estate and securities
Mill House Associates, L.P.         investment).
Hamilton Farms - Pottersville Rd.
Gladstone, NJ 07934

Mr. T.J. Dermot Dunphy  (B)         Director of Summit.  Chairman (since 1996), Director and Chief
President & CEO                     Executive Officer (since 1971) of Sealed Air Corporation
Sealed Air Corporation              (protective packaging products and systems).
Park 80 Plaza East
Saddle Brook, NJ  07662

Ms. Anne Evans Estabrook (B)        Director of Summit.   Sole proprietor (since 1984) of Elberon
Elberon Development Co.             Development Co. (real estate) and President (since 1983)
235 Birchwood Avenue                of David O. Evans, Inc. (real estate).  Chairman and Director
Cranford, NJ 07016                  of E'town Corporation (parent company of regulated water
                                    utility and real estate company).

Mrs. Elinor J. Ferdon      (R)      Director of Summit.   Volunteer professional. Director (since
Litchfield Way                      1974) and National President (since 1996) of the Girl Scouts
P.O. Box 255                        of U.S.A.
Alpine, NJ 07620-0255

                                      -3-

                                    Position with Summit and
Name and Residence (R)              Principal Occupation if
Or Business Address (B)             Different from Summit

Mr. William M. Freeman (B)          Director of Summit.  President  and Chief  Executive  Officer of
President and                       Bell Atlantic - New Jersey (since April, 1998). Former
Chief Executive Officer             President and Chief Executive Officer of Bell Atlantic -
Bell Atlantic - New Jersey          Washington (1994 - 1998)
540 Broad Street, 20th floor
Newark, NJ  08102

Mr. Thomas H. Hamilton (B)          Director of Summit.  Formerly Chairman and Chief Executive
218 Philadelphia Ave.               Officer (1989-1997) and President (1989-1993; 1995-1997)
Egg Harbor, NJ 08215                of Collective Bancorp.  Formerly Chairman and Chief Executive
                                    Officer    (1962-1998),    President
                                    (1962-1989;  1994-1998) and Director
                                    (1960-1998) of Collective Bank.

Mr. Fred G. Harvey         (R)      Director of Summit.   Director and Vice President (since 1983)
1903 Saucon Lane                    of E & E Corporation (engineering consulting services).
Bethlehem, PA 18015

Mr. Francis J. Mertz       (R)      Director of Summit.  Trustee (since 1991) and President (since
167 Stanie Brae Drive               1990) of Fairleigh Dickinson University.
Watchung, NJ 07060

Mr. George L. Miles, Jr. (B)        Director  of Summit.   President and Chief Executive Officer
President and CEO                   (Since 1994) of WQED Pittsburgh, Inc.(television and radio
WQED Pittsburgh                     broadcasting and magazine publishing).
4802 Fifth Avenue
Pittsburgh, PA 15213

Mr. William R. Miller (R)           Director of Summit.  Formerly Senior Vice President,
1812 Franklin Blvd.                 Manufacturing (1975-1991) of Lenox China, Inc..  Formerly
Linwood, NJ 08221                   Director (1989-1997) of Collective Bancorp and Collective
                                    Bank (1985-1998).

Mr. Raymond Silverstein (B)         Director of Summit.   Consultant (since 1989) and former
Alloy, Silverstein, Shapiro,        Principal (1949-1989) of Alloy, Silverstein, Shapiro, Adams,
Adams, Mulford & Co.                Mulford & Co., P.C. (certified public accountants).
900 Kings Highway
Cherry Hill, NJ 08034

Mr. Orin R. Smith (B)               Director of Summit.  Chairman (since 1995), Director
Chairman  & CEO                     (since  1981)  and  Chief  Executive  Officer  (since  1984) of
Engelhard  Corporation              Engelhard  Corporation   (specialty  chemical  products, engineered
101 Wood Avenue                     materials and industrial  commodities  management).
Iselin, NJ 08830

Mr. Joseph M. Tabak        (R)      Director of Summit.   Chairman and Chief Executive Officer
30 South Adelaide Avenue            (since 1991) of JPC Enterprises, Inc. (distributor of paper and
Penthouse F                         plastic disposable products).
Highland Park, NJ 08904

Mr. Douglas G. Watson (B)           Director of Summit.  President and Chief Executive Officer
President & CEO                     (since February 1, 1997) of Novartis Corporation (healthcare,
Novartis Corporation                agribusiness and nutrition products).
564 Morris Ave.
Summit, NJ 07901

Mr. T. Joseph Semrod (B)            Director, Chairman of the Board and Chief Executive Officer
Summit Bancorp.                     of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

                                      -4-

                                    Position with Summit and
Name and Residence (R)              Principal Occupation if
Or Business Address (B)             Different from Summit

Mr. Robert G. Cox (B)               Director and President of Summit.
Summit Bancorp
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. John G. Collins (B)             Director and Vice Chairman of the Board of Summit.
Summit Bancorp.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Sabry J. Mackoul       (B)      Senior EVP, Commercial Lending of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. William J. Wolverton (B)        Senior EVP, Retail Banking of Summit
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Larry L. Betsinger (B)          EVP, Operations and Technology of Summit.
55 Challenger Road
6th Floor
Ridgefield Park, NJ 07660-2104

Mr. Alfred M. D'Augusta (B)         EVP, Human Resources of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. John R. Feeney (B)              EVP, Corporate Planning of Summit
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. William J. Healy (B)            EVP, Chief Financial Officer of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Ms. Virginia Ibarra (B)             EVP, Diversity of Summit
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Ms. Dorinda Jenkins-Glover (B)      EVP, Marketing of Summit
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Joseph A. Micali, Jr. (B)           EVP, Bank Operations Support of Summit
55 Challenger Road
6th Floor
Ridgefield Park, NJ 07660-2104


                                      -5-

                                    Position with Summit and
Name and Residence (R)              Principal Occupation if
Or Business Address (B)             Different from Summit

Mr. Richard F. Ober, Jr. (B)        EVP, General Counsel and Secretary of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Dennis Porterfield (B)          EVP, Bank Investments of Summit.
214 Main Street
Hackensack, NJ 07602

Mr. Alan N. Posencheg (B)           EVP, Corporate Operations of Summit.
55 Challenger Road
6th Floor
Ridgefield Park, NJ 07660-2104

Mr. George J. Soltys, Jr. (B)       EVP, Corporate Planning of Summit
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Timothy S. Tracey (B)           EVP, Credit and Risk Management
4365 Route 1 South
3rd Floor
Princeton, NJ  08543

Mr. Edmund C. Weiss, Jr. (B)        EVP, General Auditor of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

     Neither Summit nor, to the best of its knowledge, any of its directors and executive officers has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the above natural persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     On February 18, 1999, Summit and Issuer, a corporation organized under the laws of the Commonwealth of Pennsylvania and bank holding company registered under the federal Bank Holding Company Act, entered into a Stock Option Agreement (the "Prime Option Agreement") pursuant to which, in consideration of the covenants and agreements of Summit contained therein and in the Merger Agreement (defined below), and as an inducement to Summit to enter into the Merger Agreement, Issuer granted to Summit an option to purchase up to an aggregate of 1,087,498 shares of the Common Stock of Issuer at the per share price of $18.00(the "Prime Option").

     Summit is not now able to identify the source of funds which would be used if it were to exercise the Prime Option in whole or in part. In the event the need to exercise the Prime Option arises, Summit will determine at that time the appropriate source of the funds, up to approximately $19,574,964 needed to exercise the Prime Option. See response to Item 4 regarding the fee payable by the Issuer in connection with the Prime Option.

Item 4. Purpose of the Transaction.

     On February 17, 1999, Summit and Issuer entered into a Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, alternatively, (i) the merger of Issuer into Summit, the merger of Issuer into a wholly owned subsidiary of Summit or the merger of a wholly owned subsidiary of Summit into Issuer, and (ii) the exchange of each outstanding share of the Common Stock of Issuer ("Issuer Common") for 0.675 shares of the Common Stock of Summit ("Summit Common"), with cash being paid in lieu of issuing fractional shares of Summit Common; all upon the satisfaction of the terms and conditions set forth in the Merger Agreement, including the receipt of approval from the shareholders of Issuer, the Board of Governors of the Federal Reserve System and the Pennsylvania Department of Banking. Prime has the right to terminate the Merger Agreement if the average price of Summit Common during the trading period set forth in the Merger Agreement and a quotient with respect thereto are less than certain thresholds set forth in the Merger Agreement.

     On February 18, 1999, in connection with and in consideration of the execution of the Merger Agreement, Issuer granted to Summit the Prime Option, an option to purchase, under certain circumstances, up to 1,087,498 shares of Issuer Common at a per share exercise price equal to $18.00. The exercise price of the Prime Option was arrived at by mutual agreement of the parties. In addition, in the event the Prime Option becomes exercisable, Prime is required to pay Summit a fee of $5,000,000. Such fee may be applied as an offset to Summit's obligation with respect to the purchase price.

     Summit and Issuer, in accordance with the terms of the Merger Agreement, plan to merge Issuer with and into Summit upon the satisfaction of all conditions set forth in the Merger Agreement. The Prime Option was acquired by Summit and granted by Issuer for the purpose of decreasing the likelihood that third parties would initiate actions, including the acquisition of significant amounts of the Common Stock of Issuer, having the effect of interfering with the contractual relationship established by the Merger Agreement or hindering the consummation of the Merger contemplated by the parties and of assisting Issuer, if necessary, in obtaining the requisite shareholder approval of the Merger.

Item 5. Interest in Securities of the Issuer.

     (a) Prior to February 18, 1999, Summit was the beneficial owner of 106,700 shares of Issuer Common. On February 18, 1999, Summit acquired the right and option to acquire up to 1,087,498 shares of Issuer Common pursuant to the Prime Option. Summit disclaims beneficial ownership of the shares which could be acquired, under certain circumstances, pursuant to the Prime Option, inasmuch as such option is currently not exerciseable within 60 days.

     The 106,700 shares of Issuer Common held by Summit represent less than one percent of the issued and outstanding common stock of the Issuer and together with the 1,087,498 shares of Issuer Common Stock which could be acquired under the circumstances set forth in the Prime Option, as to which beneficial ownership is disclaimed, represent approximately 9.9% of the issued and outstanding Common Stock of Issuer, treating the 1,087,498 shares of Common Stock of Issuer covered by the Prime Option as issued and outstanding for purposes of calculating the foregoing percentage.

     As of February 18, 1999 and during the period from February 18, 1999 to the date hereof, to the knowledge of Summit, no directors or executive officers of Summit beneficially owned any shares of Issuer Common.

     (b) Summit possesses sole power to vote and dispose of the 106,700 shares of Issuer Common acquired by Summit prior to February 18, 1999.

     Summit  possesses  the sole  power  to  exercise  the  Prime  Option  until termination occurring in accordance with its terms. The Prime Option does not carry any voting rights. Upon exercise of the Prime Option in whole or in part, Summit would possess the sole power to vote and dispose of the shares of Issuer Common acquired thereby, subject to certain conditions and restrictions contained in the Stock Option Agreement.

     (c) During the 60 days preceding the execution of the Prime Option Agreement neither Summit nor, to the knowledge of Summit, any director or executive officer of Summit effected any transaction in the Common Stock of Prime

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

        See response to Items 3 and 4 and The Merger Agreement and Prime Option Agreement constituting Exhibits 10(a) and 10(b), respectively, to this Schedule 13D. No others exist.

Item 7. Material to be filed as Exhibits.

Exhibit No.       Description.

10(a) Merger Agreement, dated February 17, 1999 between Summit Bancorp. and Prime Bancorp, Inc., including Exhibits A through G.

  (b) Prime Bancorp, Inc. Stock Option Agreement, dated as of February 18, 1999, between Summit Bancorp. and Prime Bancorp, Inc.



                                   SIGNATURES


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 26, 1999                       Summit Bancorp.



                                               By /s/ John R. Feeney
                                               John R. Feeney
                                               Executive Vice President

                                    EXHIBITS




Exhibit No.       Description.

10(a) Merger Agreement, dated February 17, 1999 between Summit Bancorp. and Prime Bancorp, Inc., including Exhibits A through G.

  (b) Prime Bancorp, Inc. Stock Option Agreement, dated as of February 18, 1999, between Summit Bancorp. and Prime Bancorp, Inc.